EXHIBIT 99.1

Valens Semiconductor Releases Inaugural Environmental, Social and Governance (ESG) Report

HOD HASHARON, Israel, September 20, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today released its inaugural Environmental, Social and Governance (ESG) Report. In this report for the year 2021, it detailed the company’s commitment and strategic approach to building a sustainable future.

As a fabless semiconductor company, Valens Semiconductor aims to drive the next era of connectivity by enabling long reach, high-speed video, and data transmission for the evolving automotive and audio-video markets. Valens Semiconductor recognizes the power its technology has to democratize opportunity and foster equity by enabling connection and collaboration worldwide. The company’s innovation is driven by a continual pursuit to make the world a better place for its stakeholders.

“At Valens Semiconductor, our mission is to enhance and accelerate connectivity in the dynamic and growing automotive and audio-video markets. We constantly strive for excellence and innovate daily with the goal of ensuring our products and solutions meet the highest standards of our customers and provide society the connectivity it requires in an ever-evolving environment,” said Gideon Ben-Zvi, CEO of Valens Semiconductor.

“The purpose of this report is to affirm our commitment to all stakeholders that our company is actively aware of and engaged in addressing today’s pressing environmental, social and governance needs. Managing ESG risks and maximizing ESG opportunities are strategically important to the current and future growth of Valens Semiconductor,” said Moshe Lichtman, Chairman of Valens Semiconductor Nominating, Governance, and Sustainability Committee.

The report can be found at https://investors.valens.com/esg-report-2021/.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

Valens may, in this press release and the ESG Report, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results and contract wins, future economic and market conditions, our future prospects, product development and business strategies, and our future performance relative to certain metrics, indicators or goals.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

Press Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

SOURCE Valens Semiconductor